Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 11, 2025

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce the results of the vote on Directors at its April 10, 2025 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 7, 2025 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	27,865,053	95.18	1,410,143	4.82	11,495,427	89.07	1,410,143	10.93
David L. Johnston	28,997,648	99.05	277,551	0.95%	12,628,022	97.85	277,551	2.15
Karen L. Jurjevich	28,603,796	97.71	671,400	2.29	12,234,170	94.80	671,400	5.20
Christine A. Magee	29,132,616	99.51	142,583	0.49%	12,762,990	98.90	142,583	1.10
R. William McFarland	27,562,516	94.15	1,712,684	5.85	11,192,890	86.73	1,712,684	13.27
Christine N. McLean	28,967,761	98.95	307,438	1.05	12,598,135	97.62	307,438	2.38
Brian J. Porter	29,113,736	99.45	161,464	0.55	12,744,110	98.75	161,464	1.25
Timothy R. Price	28,214,644	96.38	1,060,552	3.62	11,845,018	91.78	1,060,552	8.22
Lauren C. Templeton	29,114,920	99.45	160,279	0.55	12,745,294	98.76	160,279	1.24
Benjamin P. Watsa	28,959,465	98.92	315,735	1.08	12,589,839	97.55	315,735	2.45
V. Prem Watsa	27,576,707	94.20	1,698,479	5.80	11,207,081	86.84	1,698,479	13.16
William C. Weldon	26,809,775	91.58	2,465,422	8.42	10,440,149	80.90	2,465,422	19.10

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946